NEW PARADIGM RESTRUCTURES COMPANY.


NEW YORK, JANUARY 7, 1997 - Following the signing of a distribution agreement with IBM (press release dated December 17, 1996) New Paradigm Software Corporation (NASDAQ: NPSC) announced a restructuring of the Company in line with its new strategy of focusing on third party distributors rather than on direct sales. As part of this restructuring the Company has reduced its staff from 28 employees to 19.